UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

92340P209

 (CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, California 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Verenium Corporation, a Delaware corporation (“Verenium”), with the Securities and Exchange Commission on October 2, 2013 (the “Schedule 14D-9”), relating to the offer by Pastinaca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of BASF Corporation, a Delaware corporation, to purchase all the outstanding shares of Verenium’s common stock, $0.001 par value per share, at a price of $4.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 4.           The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Miscellaneous” on page 33 of the Schedule 14D-9 and replacing it with the following paragraph:

“In the past, UBS and its affiliates have provided investment banking services to Verenium and BASF unrelated to the Transactions, for which UBS and its affiliates received fees, including having acted as financial advisor to Verenium in connection with the sale of its oilseed processing business in 2012 and the potential restructuring of certain securities of Verenium in 2011 and 2012.   UBS and its affiliates have received aggregate fees from Verenium during the two year period prior to the issuance of its opinion of approximately $3.1 million.  In addition, UBS acted as financial advisor to BASF in connection with its acquisition of Becker Underwood in 2012, and an affiliate of UBS is a lender under two revolving credit facilities of BASF SE, the ultimate parent company of BASF.  UBS and its affiliates have received aggregate fees from BASF and BASF SE during the two year period prior to the issuance of its opinion of approximately $2.5 million, based on current Euro/US$ exchange rates. In addition, UBS or an affiliate is a participant in a credit facility of BASF for which it received and continues to receive customary fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Verenium and BASF and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS. Verenium selected UBS as its financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Verenium and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION

By:	/s/ James E. Levine
James E. Levine
Title: President and Chief Executive Officer

Dated: October 4, 2013